UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
NOVAVAX, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
670002104

(CUSIP Number)
Amitabh Banerjee
Cadila Pharmaceuticals, Ltd
Sarkhej — Dholka Road
Bhat, Ahmedabad — 382 210
Gujarat, INDIA
+91 (02718) 225001
With a Copy to:
Nicholas J. Spiliotes, Esq.
Lawrence R. Bard, Esq.
Morrison & Foerster LLP
2000 Pennsylvania Ave. NW
Washington, DC 20004
(202) 887-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	670002104		Page	2	of	6

1	NAMES OF REPORTING PERSONS Dr. Rajiv I. Modi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		12,500,000 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,500,000 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D
CUSIP No.	670002104		Page	3	of	6

1	NAMES OF REPORTING PERSONS Cadila Pharmaceuticals, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		12,500,000 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,500,000 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D
CUSIP No.	670002104		Page	4	of	6

1	NAMES OF REPORTING PERSONS Satellite Overseas (Holdings) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man, UK

	7	SOLE VOTING POWER

NUMBER OF		12,500,000 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,500,000 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	670002104	SCHEDULE 13D	Page	5	of	6
     This Amendment No. 1 to Schedule 13D amends and supplements the statements on Schedule 13D which was filed on April 10, 2009 (the “Schedule 13D”) with the Securities Exchange Commission and relates to 12,500,000 shares (the “Shares”) of the Common Stock, par value $0.01 per share, of Novavax, Inc. (the “Company”) held by Satellite Overseas (Holdings) Limited (“SOHL”). SOHL is a wholly owned subsidiary (except for directors’ qualifying shares) of Cadila Pharmaceuticals, Ltd.
Item 5. Interest in Securities of the Issuer
     Item 5(a) of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:
     As of the date of the Company’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, the Shares constitute 13.8% of the Company’s outstanding Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:
     On August 17, 2009, SOHL refinanced the Short-Term Financing with a term loan from Allahabad Bank (the “Replacement Financing”). In connection with the Replacement Financing, SOHL entered into an account control agreement with Allahabad Bank (the “Account Control Agreement”). Pursuant to the Account Control Agreement, SOHL deposited the Shares into an account at a financial institution and pledged the Shares to Allahabad Bank. In connection with the pledge, SOHL agreed not to sell or otherwise encumber the Shares without the consent of Allahabad Bank until the Replacement Financing has been repaid in full.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
(A)	Joint Filing Agreement required by Rule 13d-1(k)(1)*

(B)	Stock Purchase Agreement, dated March 31, 2009, by and between Satellite Overseas (Holdings) Limited and Novavax, Inc.*

(C)	Registration Rights Agreement, dated March 31, 2009, by and between Satellite Overseas (Holdings) Limited and Novavax, Inc.*

*	Previously filed.

CUSIP No.	670002104	SCHEDULE 13D	Page	6	of	6
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.
Dated: October 7, 2009

/s/ Rajiv I. Modi
Dr. Rajiv I. Modi

CADILA PHARMACEUTICALS, LTD.
By:	/s/ Rajiv I. Modi
Name:	Dr. Rajiv I. Modi
Title:	Managing Director

SATELLITE OVERSEAS (HOLDINGS) LIMITED
By:	/s/ Rajiv I. Modi
Name:	Dr. Rajiv I. Modi
Title:	Director